FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Three months ended June 30, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights – Three months ended June 30, 2014

Nomura reported net revenue of 370.8 billion yen, income before income taxes of 51.7 billion yen, and net income attributable to NHI shareholders of 19.9 billion yen for the three months ended June 30, 2014. Basic-Net income attributable to NHI shareholders per share was 5.40 yen and Diluted-Net income attributable to NHI shareholders per share was 5.26 yen. Return on shareholders’ equity1 was 3.2%.

i.)	Financial Position

As of June 30, 2014, Nomura’s total capital ratio2 was 15.3% and its Tier 1 capital ratio2 and Tier 1 common ratio2 were both 13.0%. Nomura had total assets of 43,931.0 billion yen, an increase of 410.7 billion yen compared to March 31, 2014, primarily due to increase in Trading assets. Total liabilities as of June 30, 2014 were 41,417.3 billion yen, an increase of 450.2 billion yen compared to March 31, 2014, primarily due to increases in Trading liabilities. Total equity as of June 30, 2014 was 2,513.7 billion yen, a decrease of 39.5 billion yen compared to March 31, 2014. Leverage ratio as of June 30, 2014 was 17.8 and net leverage ratio3 was 11.3.

ii.)	Expenses

Non-interest expenses for the three months ended June 30, 2014 increased by 0.3% from the same period in the prior year to 319.2 billion yen.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2014.

NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

[3]

Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

iii.)	Capital and Other Balance Sheet Metrics

As of June 30, 2014, total NHI shareholders’ equity was 2,467.7 billion yen, which represented a decrease of 46.0 billion yen compared to March 31, 2014.

Level 3 assets (net)4 were approximately 0.4 trillion yen as of June 30, 2014.

iv.)	Value at Risk

Value at risk5 as of June 30, 2014 was 9.3 billion yen, which represents a 80.6% increase compared to March 31, 2014.

v.)	Cash Dividends

	For the year ended March 31
	2014	2015	2015 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	—	Unconfirmed
At December 31	—	—	—
At March 31	9.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

vi.)	Number of Employees

As of June 30, 2014, Nomura had 28,920 employees globally (Japan: 16,448, Europe: 3,481, Americas: 2,335, Asia-Pacific (includes Powai office in India): 6,656).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2014.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Three months ended June 30, 2014 - Business Highlights

Net revenue was 370.8 billion yen, a decrease of 14.0% from the same period in the prior year. Non-interest expenses were 319.2 billion yen, an increase of 0.3% compared to the same period in the prior year. Income before income taxes was 51.7 billion yen, a decrease of 54.4% from the same period in the prior year.

•	Net revenue in Retail was 106.9 billion yen, a decrease of 35.8% from the same period in the prior year.

•

Net revenue in Asset Management was 23.3 billion yen, an increase of 15.7% compared to the same period in the prior year. Assets under management as of June 30, 2014 was 33.0 trillion yen, an increase of 2.1 trillion yen from 30.8 trillion yen as of March 31, 2014.

•	Net revenue in Wholesale was 188.9 billion yen, a decrease of 2.9% compared to the same period in the prior year.

Business Segment Information

Retail

Net revenue for the three months ended June 30, 2014 was 106.9 billion yen, a 35.8% decrease from the same period in the prior year primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expenses decreased by 11.7% to 75.3 billion yen. As a result, income before income taxes decreased by 61.0% to 31.6 billion yen.

Retail client assets as of June 30, 2014 were 95.3 trillion yen, comprised of 55.6 trillion yen in equities, 6.4 trillion yen in foreign currency bonds, 12.8 trillion yen in domestic bonds including CBs and warrants, 9.6 trillion yen in stock investment trusts, 6.2 trillion yen in bond investment trusts, 1.7 trillion yen in overseas mutual funds, and 3.0 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	166.3	106.9	(35.8)
Non-interest expenses	85.2	75.3	(11.7)

Income (loss) before income taxes	81.1	31.6	(61.0)

Asset Management

Net revenue increased by 15.7% from the same period in the prior year to 23.3 billion yen. Non-interest expenses increased by 11.7% to 15.1 billion yen. As a result, income before income taxes increased by 23.7% to 8.3 billion yen. Assets under management were 33.0 trillion yen as of June 30, 2014, an increase of 2.1 trillion yen from March 31, 2014.

In addition, Nomura’s share of the public investment trust market in Japan as of June 30, 2014 was 22.8%7,8. Also as of June 30, 2014, Nomura’s share in Japan of public stock investment trusts was 18%7,8, while Nomura’s share of public bond investment trusts was 43%7,8.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	20.2	23.3	15.7
Non-interest expenses	13.5	15.1	11.7

Income (loss) before income taxes	6.7	8.3	23.7

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 2.9% from the prior fiscal year to 188.9 billion yen (104.5 billion yen from Fixed Income, 62.0 billion yen from Equities, and 22.3 billion yen from Investment Banking). The primary factors for the decrease in net revenue were decreases in brokerage commissions and fees from investment banking services. Non-interest expenses increased by 8.1% to 183.1 billion yen. As a result, income before income taxes was 5.7 billion yen, a decrease of 77.3% from the same period in the prior year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	194.6	188.9	(2.9)
Non-interest expenses	169.4	183.1	8.1

Income (loss) before income taxes	25.2	5.7	(77.3)

Other Operating Results

Net revenue was 48.3 billion yen. Income before income taxes was 2.6 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue	43.0	48.3	12.1
Non-interest expenses	50.0	45.7	(8.6)

Income (loss) before income taxes	(7.0)	2.6	—

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net revenue

Business segment information:
Retail	166,342	106,865	(35.8)
Asset Management	20,174	23,338	15.7
Wholesale	194,609	188,886	(2.9)

Subtotal	381,125	319,089	(16.3)
Other	43,032	48,252	12.1

Net revenue	424,157	367,341	(13.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	3,497	(51.2)

Net revenue	431,321	370,838	(14.0)

Non-interest expenses

Business segment information:
Retail	85,237	75,257	(11.7)
Asset Management	13,483	15,064	11.7
Wholesale	169,372	183,145	8.1

Subtotal	268,092	273,466	2.0
Other	50,010	45,698	(8.6)

Non-interest expenses	318,102	319,164	0.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	318,102	319,164	0.3

Income (loss) before income taxes

Business segment information:
Retail	81,105	31,608	(61.0)
Asset Management	6,691	8,274	23.7
Wholesale	25,237	5,741	(77.3)

Subtotal	113,033	45,623	(59.6)
Other *	(6,978)	2,554	—

Income (loss) before income taxes	106,055	48,177	(54.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	3,497	(51.2)

Income (loss) before income taxes	113,219	51,674	(54.4)

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2013 (A)	June 30, 2014 (B)
Net gain (loss) related to economic hedging transactions	7,373	6,919	(6.2)
Realized gain (loss) on investments in equity securities held for operating purposes	688	2,853	314.7
Equity in earnings of affiliates	5,343	3,499	(34.5)
Corporate items	(12,344)	(3,093)	—
Other	(8,038)	(7,624)	—

Total	(6,978)	2,554	—

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the three months ended June 30, 2014, in accordance with U.S. GAAP.

Millions of yen

For the three months ended June 30, 2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥47,851
Add: Fixed charges	91,315
Distributed income of equity investees	4,273

Earnings as defined	¥143,439

Fixed charges	¥91,315
Ratio of earnings to fixed charges[9]	1.6

[9]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2014 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2014.